UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                  ------------

                               Cubic Energy, Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.05 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    777429200
                  ---------------------------------------------
                                 (CUSIP Number)


                 David R. Earhart, 1601 Elm Street, Suite 3000,
                      Dallas, Texas 75201, (214) 999-3000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     Various
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------                                             -----------------
CUSIP NO. 77742900                                             PAGE 2 OF 7 PAGES
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Calvin Wallen III
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF; OO
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      12,085,786 (A)
       SHARES              ---------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               ---------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       12,085,786 (A)
        WITH               ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,085,786 (A)
 -----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.6%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------

-----------------------------
(A) See Item 5. Includes, 1,714,000 shares and warrants to purchase 50,000 shares held by Tauren Exploration, Inc., an entity controlled by Wallen. Also includes 500,000 shares held by Mr. Wallen's spouse and 340,000 shares held by minor children, of which Wallen disclaims beneficial ownership.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------                                             -----------------
CUSIP NO. 77742900                                             PAGE 3 OF 7 PAGES
------------------                                             -----------------


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tauren Exploration, Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF; WC; OO
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      1,764,000 (B)
       SHARES              ---------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               ---------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       1,764,000 (B)
        WITH               ------ --------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,764,000 (B)
 -----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.3%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------


-----------------------------
(B)  Includes warrants to purchase 50,000 shares.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------                                             -----------------
CUSIP NO. 77742900                                             PAGE 4 OF 7 PAGES
------------------                                             -----------------


Item 1.   Security and Issuer.
          -------------------

          This Amendment No. 2 to Schedule 13D (this "Filing") relates to the Common Stock, $0.05 par value (the "Common Stock"), of Cubic Energy, Inc., a Texas corporation (the "Company"), which has its principal executive offices located at 9870 Plano Road, Dallas, Texas 75238. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by Calvin Wallen III and Tauren Exploration, Inc.

Item 2.   Identity and Background.
          -----------------------

          I.   Calvin Wallen III

               (a)  Calvin Wallen III ("Wallen")
               (b)  9870 Plano Road, Dallas, Texas 75238
               (c) Chairman of the Board, Chief Executive Officer and a director of the Company, and President of Tauren Exploration, Inc.
               (d) Wallen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) Wallen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f)  Wallen is a citizen of the United States of America.

          II.  Tauren Exploration, Inc.

               (a)  Tauren Exploration, Inc., a Texas corporation ("Tauren")
               (b)  Post Office Box 181688, Dallas, Texas 75218
               (c)  Tauren is an independent oil and gas exploration company.
               (d) Tauren has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) Tauren has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Stock Purchase Agreement, dated as of December 10, 1997 (the "Agreement"), by and among the Company, Wallen, Earthstock Resources, Inc., a Texas corporation controlled by Wallen ("Earthstock"), William Bruggeman and Ruth Bruggeman, joint tenants with rights of survivorship (the "Bruggemans") and Diversified Dynamics, Inc., a Minnesota corporation controlled by the Bruggemans ("Diversified," and together with Wallen, Earthstock and the Bruggemans, the "Buyers"), (i) Wallen acquired 7,000,000 shares of Common Stock, (ii) Earthstock acquired 2,500,000 shares of Common Stock, (iii) the Bruggemans acquired 2,500,000 shares of Common Stock and (iv) Diversified acquired 500,000 shares of Common Stock. In exchange for the shares, the Buyers contributed to the Company the interests in the oil and gas properties owned by the Buyers and listed on Annex D to the Agreement, as well as the Buyers' entire interest in any contracts, leases, records and insurance policies affecting such interests. The amount of the consideration was the result of arms-length negotiations between the Buyers and the Company. In December 2001, Earthstock transferred all of its shares of Common Stock to Wallen.

                                  SCHEDULE 13D
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CUSIP NO. 77742900                                             PAGE 5 OF 7 PAGES
------------------                                             -----------------


          In April 2001, Tauren, an entity controlled by Wallen, acquired 736,504 shares of Common Stock in a private transaction with the Company, whereby Tauren exchanged working interests and limited liability company interests at fair market value.

          In March 2002, Tauren cancelled certain indebtedness of the Company in exchange for 856,712 shares of Common Stock.

          On or about January 11, 2005, the Company issued 468,339 shares of Common Stock to Wallen in exchange for a 0.0585424967 working interest in the Kraemer 24-1 Well in DeSoto Parish, Louisiana.

          On February 6, 2006, the Company entered into a Purchase Agreement with Tauren with respect to the purchase by the Company of certain Cotton Valley leasehold interests (approximately 11,000 gross acres; 5,000 net acres) held by Tauren. Pursuant to the Purchase Agreement, the Company acquired from Tauren a 35% working interest in approximately 2,400 acres and a 49% working interest in approximately 8,500 acres located in DeSoto and Caddo Parishes, Louisiana, along with an associated Area of Mutual Interest ("AMI") and the right to acquire at "cost" a working interest in all additional mineral leases obtained by Tauren in the AMI, in exchange for (a) $3,500,000 in cash, (b) 2,500,000 unregistered shares of Company common stock, (c) a short-term promissory note in the amount of $1,300,000, which note is convertible into Company common stock at a conversion price of $0.80 per share, and (d) a drilling credit of $2,100,000. The consideration described above was determined based upon negotiations between Tauren and a Special Committee of the Company's directors, excluding Wallen.

          Between  February  2006  and  September  2006,   Wallen  purchased  an
aggregate of 319,000 shares in open-marked transactions at prevailing market prices.

          In January 2006, Wallen was granted 300,000 shares of Common Stock as compensation for services rendered to the Company. In January 2007, Wallen was granted 150,000 shares of Common Stock as compensation for services rendered to the Company.

Item 4.   Purpose of Transaction.
          ----------------------

          See Item 3 above.

          The persons signing this filing do not have any specific plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) Wallen is deemed to beneficially own 12,085,786 shares of Common Stock, which represents 22.6% of the outstanding Common Stock of the Company. Of those shares deemed to be beneficially owned by Wallen, 9,481,786 shares of Common Stock are directly held by Wallen, 500,000 shares of Common Stock are held by Mr. Wallen's spouse and 340,000 shares of Common Stock are held by minor children, of which Mr. Wallen disclaims beneficial ownership. Additionally,

                                  SCHEDULE 13D
------------------                                             -----------------
CUSIP NO. 77742900                                             PAGE 6 OF 7 PAGES
------------------                                             -----------------


1,764,000 shares of Common Stock are held by Tauren, which Wallen controls. Tauren is deemed to beneficially own 1,764,000 shares of Common Stock, which represents 3.3% of the outstanding Common Stock of the Company.

          The percentage calculations are based upon 53,480,771 shares of Common Stock outstanding on December 20, 2006, as provided by the Company's management.

          (b) Wallen may be deemed to have sole voting and dispositive power over 12,085,786 shares of Common Stock. Tauren may be deemed to have sole voting and dispositive power over 1,764,000 shares of Common Stock.

          (c) See Item 3 above.

          (d) None.

          (e) Not applicable.

Item 6.   Contracts, Arrangements,  Understandings or Relationships With Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 - Purchase  Agreement  dated  February 6, 2006, by and among
                      Cubic   Energy,   Inc.,   Calvin  Wallen  III  and  Tauren
                      Exploration, Inc.

          Exhibit 2 - Promissory  Note dated as of  February  6, 2006,  by Cubic
                      Energy, Inc. payable to Tauren Exploration, Inc. in the principal amount of $1,300,000

                                  SCHEDULE 13D
------------------                                             -----------------
CUSIP NO. 77742900                                             PAGE 7 OF 7 PAGES
------------------                                             -----------------


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


January 24, 2007                           /s/ Calvin Wallen III
                                           -------------------------------------
                                           Calvin Wallen III, Individually



January 24, 2007                           TAUREN EXPLORATION, INC.


                                           By: /s/ Calvin Wallen III
                                               ---------------------------------
                                               Calvin Wallen III, President